UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1998

                            HOMESTAKE MINING COMPANY
                                  SAVINGS PLAN
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                              650 California Street
                         San Francisco, California 94108
                    (Address of principal executive offices)

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE MINING COMPANY
SAVINGS PLAN




By       /s/ T.H. Wong
         ----------------------------
         T.H. Wong
         Assistant Treasurer and
         Assistant Secretary



June 25, 1999

Item 1.  Financial Statements and Exhibits

                  a. Financial  Statements for the years ended December 31, 1998 and 1997 and Supplemental Schedules as of and for the year ended December 31, 1998 and Independent Accountants' Report.

                  b. Exhibit No. 23

                     Independent Accountants' Consent

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                                     -------








                              FINANCIAL STATEMENTS

                        as of December 31, 1998 and 1997
                    and for the year ended December 31, 1998

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                                     -------





                                TABLE OF CONTENTS




                                                                                       Page

Financial Statements:

    Report of Independent Accountants                                                   2

    Statements of Net Assets Available for Benefits
           as of December 31, 1998 and 1997                                             3

    Statement of Changes in Net Assets Available for
           Benefits for the Year Ended December 31, 1998                                4

    Notes to Financial Statements                                                       5-16



Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
           Purposes as of December 31, 1998                                             17

    Item 27d - Schedule of Reportable Transactions
           for the Year Ended December 31, 1998                                         18


                        Report of Independent Accountants



Homestake Mining Company
San Francisco, CA

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homestake Mining Company Savings Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP

San Francisco, CA
June 10, 1999

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1998 and 1997
                                 (in thousands)


ASSETS                                                                           1998                1997


Cash and cash equivalents:                                                          $    99             $    95
                                                                                ------------         -----------
Investments:
      Barclays Global Investors Asset Allocation Fund                                13,054              10,956
      Barclays Global Investors Lifepath Funds                                        9,041               7,483
      Neuberger & Berman Guardian Trust Fund                                          1,654               2,677
      Templeton Foreign Fund I                                                        1,129               1,510
      MasterWorks S&P 500 Stock Fund                                                 14,066              11,652
      Barclays Global Investors Money Market Fund                                     4,437               4,882
      Homestake Mining Company Stock Fund                                            10,958               7,587
      Fixed Income Fund                                                              15,199              15,410
      Homestake PIMCO Total Return Fund                                               1,557                 336
      Participant loans                                                               1,960               2,274
                                                                                ------------         -----------
                          Total investments                                          73,055              64,767


                                                                                ------------         -----------
                   Total assets                                                      73,154              64,862


                  Net assets available for benefits                                 $73,154             $64,862
                                                                                ============         ===========



The  accompanying  notes are an  integral  part of these financial statements.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1998
                                 (in thousands)




Additions to net assets attributed to:
        Interest and dividends                                                                   $  2,634
        Net appreciation in the fair value of investments                                           6,462
                                                                                                 ----------
                                                                                                    9,096
                                                                                                 ----------

        Contributions:
             Company, in stock                                                                      1,618
             Participants, in cash                                                                  3,220
                                                                                                 ----------
                                                                                                    4,838
                                                                                                 ----------

        Total additions                                                                            13,934
                                                                                                 ----------

Deductions from net assets attributed to:

        Benefits paid to participants                                                               5,642
                                                                                                 ----------
                  Total deductions                                                                  5,642
                                                                                                 ----------
                          Net increase                                                              8,292

Net assets available for benefits:
        Beginning of year                                                                          64,862
                                                                                                 ----------

        End of year                                                                               $73,154
                                                                                                 ==========



The  accompanying  notes are an  integral  part of these financial statements.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

1.      Description of Plan:

        The following description of the Homestake Mining Company Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

        General:

        On November 30, 1996 the Company increased its ownership interest in the Pinson mine to 50% and the Company became the operator of the mine. On January 23, 1997 the Plan was amended to permit Pinson employees to participate. Those employees began to participate in the Plan effective March 1, 1997, and on that date the Plan became a multiple-employer plan.

        The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering the following employees who have completed three months of service: all full-time salaried employees of Homestake Mining Company and its subsidiaries (the Company) in the United States and certain other locations, all hourly employees of the Company in the United States who are not covered by collective bargaining agreements, as well as all temporary employees of the Company in the United States who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by the Company. On August 29, 1997, Merrill Lynch & Co. acquired the 401(k) MasterWorks division from Barclays Global Investors (BGI). BGI remained as the Plan's trustee until January 1, 1998 when Merrill Lynch Trust Company succeeded BGI as trustee. The 401(k) MasterWorks division provides recordkeeping, investment management and plan related consulting services to the Plan. Merrill Lynch continues to offer BGI's investment products and services to the Plan.

        Contributions:

        Participation is voluntary. Participants may make pre-tax or after-tax contributions of between 1% and 15% (between 1% and 14% pre-tax) of compensation subject to Internal Revenue Code limitations. Participant contributions not exceeding 6% of wages or of salary are matched 100% by the Company.

        Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

        Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of Plan, continued:

        Participants' Accounts:

        A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

        Effective January 1998, Company matching contributions formerly made in cash can now be made in Homestake Mining Company common stock or cash at the discretion of the Company's Board of Directors. During the 1998 Plan year, all Company matching contributions were made in Homestake Mining Company common stock.

        Vesting:

        Participant contributions and any income (loss) thereon are fully vested at all times. Company matching contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

        Payment of Benefits:

        The Plan permits withdrawal of after-tax contributions.

        The Plan permits withdrawal of pre-tax contributions upon:

        (1)   Termination of employment;

        (2)   Attainment of age 59 1/2;

        (3)   Death  (with   vested   account   balance   paid  to   designated
              beneficiary);

        (4)   Hardship.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.       Description of Plan, continued:

         Payment of Benefits, continued:

         The Plan permits withdrawal of vested Company matching contributions made prior to January 1, 1994; however, the right of any participant who makes such a withdrawal to continue receiving Company matching contributions is suspended for twelve months.

         Distribution of benefits, except for certain participants who are required to receive annuities, can be made, at the election of the participant, in the form of a single lump-sum cash payment, partial payment made in a lump-sum with the remainder paid later, or periodic installments.

         Participant Loans:

         Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's vested accounts in the Plan and repayments are made through payroll deductions on at least a monthly basis.

         Forfeitures:

         Forfeitures of Company matching contributions made on behalf of former employees whose employment was terminated before such contributions were vested can be utilized to restore participants' accounts, to pay plan fees and expenses, to offset company matching contributions, or can be allocated to participants.

         For the 1998 and 1997 Plan years, forfeitures were allocated to each participant in proportion to the Company matching contributions made to such individual's accounts during the Plan year.

2.       Significant Accounting Policies:

         Basis of Accounting:

         The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

2.      Significant Accounting Policies, continued:

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition:

        Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

        Unallocated guaranteed investment contracts included in the Fixed Income Fund are fully benefit responsive and are stated at contract value.

        Participant loans receivable are valued at cost, which approximates market value.

        Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Withdrawals:

        Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from the Asset Allocation Fund, Lifepath Funds, Neuberger & Berman Guardian Trust Fund, Templeton Foreign Fund I, S&P 500 Stock Fund, Money Market Fund, the Homestake PIMCO Total Return Fund, and Fixed Income Fund are made in cash.

        Net Appreciation (Depreciation) in Fair Value of Investments:

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments consisting of realized gains (losses) and the unrealized appreciation (depreciation).

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


3.      Risks and Uncertainties:

        BGI manages three collective trust funds (the Asset Allocation Fund, the Lifepath Funds, and the Money Market Fund) and the S&P 500 Stock mutual fund.

        Commencing on August 30, 1997, Merrill Lynch succeeded BGI as manager of two custom funds, the Homestake Mining Company Stock Fund and the Fixed Income Fund. Effective October 1, 1997, Merrill Lynch also succeeded BGI as manager and owner of the Income Accumulation Fund. The Fixed Income Fund was a "hybrid" fund that consisted of guaranteed investment contracts and shares of the Merrill Lynch Income Accumulation Fund. At December 31, 1998, the Fixed Income Fund is made up entirely of the Income Accumulation Fund.

        Neuberger & Berman Management, Inc., Templeton, Galbraith & Hansberger Ltd., and Pacific Investment Management Company (PIMCO) manage the Guardian Trust Fund, Foreign Fund I, and the Total Return Fund, respectively.

        Plan performance is dependent upon the ability of the investment managers to manage the funds.

        A significant portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

        Plan assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.

4.      Plan Termination:

        Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its matching contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

5.      Plan Tax Status:

        The Plan obtained its latest determination letter in July 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6.      Related Party Transactions:

        Certain Plan  investments  are units in investment  funds managed by the
        Trustee.   Therefore,   these   transactions   are   transactions   with
        parties-in-interest.

7.       Administrative  Expenses:

         Certain costs associated with administering the Plan are paid directly by the Company.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                     _______

8.     Investments
       Investments at December 31, 1998 and 1997 are comprised of the following:

                                                                                Number            Value          Fair
                                                                                 of               Per            Value
     1998                                                                       Units             Unit         (in thousands)
     ----                                                                    ----------          ------       --------------

     Barclays Global Investors Investment Funds, at fair value:
   *     Barclays Global Investors Asset Allocation Fund                        393,442          $33.18          $13,054
   *     Barclays Global Investors Lifepath Funds                               497,144           18.19            9,041
   *     Barclays Global Investors Money Market Fund                          4,436,789            1.00            4,437
                                                                                                             ------------
                                                                                                                  26,532
                                                                                                             ------------

   * Homestake Mining Company Stock Fund, at fair value                       2,596,598            4.22           10,958
                                                                                                             ------------
     Mutual Funds, at fair value:
         Neuberger & Berman Guardian Trust Fund                                 102,342           16.16            1,654
         Templeton Foreign Fund I                                               134,527            8.39            1,129
   *     MasterWorks S&P 500 Stock Fund                                         571,567           24.61           14,066
                                                                                                             ------------
                                                                                                                  16,849
                                                                                                             ------------
     Homestake PIMCO Total Return Fund, at fair value                           130,769           11.91            1,557
                                                                                                             ------------
     Fixed Income Fund:
   *     Merrill Lynch Income Accumulation Fund, at fair value                1,133,625           13.41           15,199
                                                                                                             ------------

     Participant loans, at book value, which
                approximates fair value                                                                            1,960
                                                                                                             ------------

                                                 Total investments                                               $73,055
                                                                                                             ============


*  Represents 5% or more of the net assets available for benefits.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                     _______

8.     Investments, continued


                                                                             Number             Value            Fair
                                                                               of               Per              Value
     1997                                                                     Units             Unit          (in thousands)
    -----                                                                   -----------         --------      -------------
     Barclays Global Investors Investment Funds, at fair value:
   *     Barclays Global Investors Asset Allocation Fund                        415,783           $26.35          $10,956
   *     Barclays Global Investors Lifepath Funds                               480,705            15.57            7,483
   *     Barclays Global Investors Money Market Fund                          4,882,422             1.00            4,882
                                                                                                              ------------
                                                                                                                   23,321
                                                                                                              ------------

   * Homestake Mining Company Stock Fund, at fair value                       1,832,707             4.14            7,587
                                                                                                              ------------

     Mutual Funds, at fair value:
         Neuberger & Berman Guardian Trust Fund                                 154,730            17.30            2,677
         Templeton Foreign Fund I                                               151,739             9.95            1,510
   *     MasterWorks S&P 500 Stock Fund                                         571,472            20.39           11,652
                                                                                                              ------------
                                                                                                                   15,839
                                                                                                              ------------

     Homestake PIMCO Total Return Fund, at fair value                            30,870            10.88              336
                                                                                                              ------------

     Fixed Income Fund:
         Guaranteed Investment Contracts, at contract value:
               Allstate Life Insurance Company                                                                      2,015
               Crown Life Insurance Company                                                                           182
              John Hancock Mutual Life Insurance Company                                                            1,666
   *     Merrill Lynch Income Accumulation Fund, at fair value                  825,112            13.99           11,547
                                                                                                              ------------
                                                                                                                   15,410
                                                                                                              ------------
     Participant loans, at book value, which
                approximates fair value                                                                             2,274
                                                                                                              ------------

                                                 Total investments                                                $64,767
                                                                                                              ============


*  Represents 5% or more of the net assets available for benefits.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


8.       Investments, continued:

         All earnings on the investment funds are credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value.

         The Asset Allocation Fund invests in a changing mix of stocks, bonds, and money market securities and aims for a high level of total return over the long term, consistent with reasonable risk.

         The Lifepath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities and aim for greater growth potential in the early years of a participant's working life and then gradually adjust the asset mix to lower-risk investments over time.

         The Money Market Fund invests in short-term, high-quality fixed income securities.

         The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

         The Neuberger & Berman Guardian Trust Fund is a growth and income fund that emphasizes investments in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies.

         The Templeton Foreign Fund I seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

         The S&P 500 Stock Fund is a mutual fund that invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index seeking to approximate as closely as practicable the rate of return of that index.

         The Homestake PIMCO Total Return Fund is a broad market bond fund which invests in a diversified portfolio of fixed income securities with varying maturities.

         The Fixed Income Fund consisted of guaranteed investment contracts previously purchased by the Plan from insurance companies and shares in the Merrill Lynch Income Accumulation Fund. The Income Accumulation Fund invests primarily in guaranteed investment contracts, synthetic
         guaranteed   investment   contracts   and  U.S.   Treasury  and  agency
         securities.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


8.       Investments, continued:

         Guaranteed investment contracts are stated at contract value, which approximates fair value. The average yield and the crediting interest rate of the contracts as of December 31, 1998 and 1997 are as follows:


                                                  Average Yield                 Crediting Interest Rate
Insurance Co.          Contract No.         For 1998         For 1997       At Maturity       As of 12/31/97
Allstate Life          GA-5530                5.46             5.46             5.46               5.46
Crown Life             9005866                3.13             4.24             3.13               4.07
John Hancock
  Mutual Life          GAC-7163               5.16             5.16             5.16               5.16


         All guaranteed investments contracts matured during 1998, and the proceeds were reinvested in the Fixed Income Fund.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


 9. Changes in Net Assets Available for Benefits by Investment Type (in thousands):

     During the year ended December 31, 1998, changes in net assets available for benefits by participant-designated investment types were as follows:


                                                          Barclays         Barclays         Neuberger
                                                      Global Investors      Global          & Berman
                                                           Asset          Investors         Guardian         Templeton
                                                         Allocation        Lifepath           Trust           Foreign
                                                            Fund            Funds             Fund            Fund I

    Additions to net assets attributed to:
        Interest and dividends                                 -                -              $147            $150
        Net appreciation (depreciation) in the
             fair market value of investments             $2,812           $1,245              (111)           (286)
        Contributions:
            Company, in stock                                  -                -                 -               -
            Participants, in cash                            489              412               162             131
                                                      ---------------------------------------------------------------
                            Total additions                3,301            1,657               198              (5)
                                                      ---------------------------------------------------------------

    Deductions from net assets attributed to:

        Benefits paid to participants                        660              638               264              69
                                                       --------------------------------------------------------------
                            Total deductions                 660              638               264              69
                                                       --------------------------------------------------------------
        Interfund transfers                                 (543)             539              (957)           (307)
                                                      ---------------------------------------------------------------
                             Net increase (decrease)       2,098            1,558            (1,023)           (381)
    Net assets available for benefits:
        Beginning of year                                 10,956            7,483             2,677           1,510

                                                      ---------------------------------------------------------------
        End of year                                      $13,054           $9,041            $1,654          $1,129
                                                      ===============================================================


Table continued:


                                                                      Barclays Global                  Homestake
                                                                         Investors                       PIMCO
                                                       MasterWorks         Money         Fixed          Total
                                                         S&P 500          Market         Income         Return
                                                         Fund              Fund          Fund           Fund
    Additions to net assets attributed to:
        Interest and dividends                           $   833            $227         $  871         $102
        Net appreciation (depreciation) in the
             fair market value of investments              2,361               -              -          (36)
        Contributions:
            Company, in stock                                  -               -              -            -
            Participants, in cash                            817             235            508           22
                                                      --------------------------------------------------------
                            Total additions                4,011             462          1,379           88
                                                      --------------------------------------------------------

    Deductions from net assets attributed to:

        Benefits paid to participants                        886             980          1,439              5
                                                     ---------------------------------------------------------------
                            Total deductions                 886             980          1,439              5
                                                     ---------------------------------------------------------------
        Interfund transfers                                 (711)             73           (151)         1,138
                                                     ---------------------------------------------------------------
                            Net increase (decrease)        2,414            (445)          (211)         1,221
    Net assets available for benefits:
        Beginning of year                                 11,652           4,882         15,410            336

                                                     ---------------------------------------------------------------
        End of year                                      $14,066          $4,437        $15,199         $1,557
                                                     ===============================================================


Table continued:



                                                         Homestake
                                                          Mining
                                                          Company                      Short Term
                                                           Stock       Participant     Investment
                                                           Fund          Loans          Account          Total

    Additions to net assets attributed to:
        Interest and dividends                            $  104           $195           $   5         $ 2,634
        Net appreciation (depreciation) in the
             fair market value of investments                477              -               -           6,462
        Contributions:
            Company, in stock                              1,722              -            (104)          1,618
            Participants, in cash                            444              -               -           3,220
                                                       ----------------------------------------------------------
                            Total additions                2,747            195             (99)         13,934
                                                       ----------------------------------------------------------

    Deductions from net assets attributed to:

        Benefits paid to participants                        432            261               8           5,642
                                                       ----------------------------------------------------------
                            Total deductions                 432            261               8           5,642
                                                       ----------------------------------------------------------
        Interfund transfers                                1,056           (248)            111               -
                                                       ----------------------------------------------------------
                            Net increase (decrease)        3,371           (314)              4           8,292
    Net assets available for benefits:
        Beginning of year                                  7,587          2,274              95          64,862

                                                      -----------------------------------------------------------
        End of year                                      $10,958         $1,960             $99         $73,154
                                                      ===========================================================

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


10.      Acceleration  of Vesting Percentages:

         Homestake Mine
         On January 27, 1998, the Homestake mine was restructured and the employment of a number of Plan participants was terminated. Effective January 27, 1998, the vesting percentages of all such Homestake mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

         Pinson Mine
         On February 16, 1998, the Pinson mine was restructured and the employment of a number of Plan participants was terminated. Effective February 16, 1998, the vesting percentages of all such Pinson mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

11.      Subsequent Events:

         Pinson Mine
         On February 1, 1999, the Pinson mine discontinued mining operations and the employment of a number of Plan participants was terminated. In accordance with the Plan, the vesting percentages of all such Pinson mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

         Successor Trustee
         On January 5, 1999, Charles Schwab Retirement Plan Services, Inc. replaced Merrill Lynch & Co. as the Plan's recordkeeper and investment advisor. In addition, Charles Schwab Trust Company replaced Merrill Lynch Trust Company as Trustee. Charles Schwab Retirement Plan Services, Inc. and Charles Schwab Trust Company continue to offer investment products and services similar to the prior service providers.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1998


                                                    (c) Description of
                                                   Investment including
                 (b) Identity of                   Maturity Date, Rate
                Issuer, Borrower,                     of Interest,                                                  (e) Current
                    Lessor, or                      Collateral, Par                                 (d) Cost           Value
(a)               Similar Party                     or Maturity Value                            (in thousands)    (in thousands)

*    Barclays Global Investors                Barclays Global Investors Asset Allocation Fund        $7,556           $13,054
                                                        ( 393,442 units)
                                              Barclays Global Investors Lifepath 2000 Fund            1,703             2,262
                                                        ( 155,605 units)
                                              Barclays Global Investors Lifepath 2010 Fund            1,173             1,650
                                                        ( 95,351 units)
                                              Barclays Global Investors Lifepath 2020 Fund            1,859             2,735
                                                        ( 139,831 units)
                                              Barclays Global Investors Lifepath 2030 Fund              705             1,013
                                                        ( 47,366 units)
                                              Barclays Global Investors Lifepath 2040 Fund              978             1,381
                                                        ( 58,991 units)
*    Barclays Global Investors                Barclays Global Investors Money  Market Fund            4,437             4,437
                                                        ( 4,436,789 units)
*    Merrill Lynch & Co.                      Homestake Mining Company Stock Fund                    14,248            10,958
                                                        ( 2,596,598 units)
     Neuberger & Berman Management, Inc.      Neuberger & Berman Guardian Trust                       1,735             1,654
                                                        ( 102,342 units)
     Franklin Templeton Distributors, Inc.    Templeton Foreign Fund I                                1,349             1,129
                                                        ( 134,527 units)
*    Barclays Global Investors                MasterWorks S&P 500 Stock Fund                          9,385            14,066
                                                        ( 571,567 units)
     Pacific Investment Management Company    Homestake PIMCO Total Return Fund                       1,499             1,557
                                                        ( 130,769 units)
*    Merrill Lynch & Co.                      Merrill Lynch Income Accumulation                      15,199            15,199
                                                        Fund ( 1,133,625 units)
*    Participant notes                        (Repayable over a term of up to five                    1,960             1,960
                                              years unless it is for the purchase
                                              of a principal residence which is
                                              repayable over ten years.
                                              Rate during 1998 ranged from
                                              7% to 11%.)
                                                                                                ---------------   ---------------

*  Represents parties-in-interest to Plan                                                           $63,786           $73,055
                                                                                                ===============   ===============

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1998
                                ($ in thousands)
                                    ________


                                     (c) Description of Assets
     (b) Identity of                 (Include Interest Rate and               (d) Purchase       (e) Selling      (f) Cost
(a)  Party Involved                  Maturity in Case of a Loan)                  Price             Price         of Asset

*    Barclays Global Investors       Asset Allocation Fund                         $1,944                -              -
                                                                                        -           $2,657         $1,677


*    Barclays Global Investors       Money Market Fund                             $4,255                -              -
                                                                                        -           $4,701         $4,701


     Neuberger & Berman              Neuberger & Berman Guardian Trust             $1,240                -              -
     Management Inc.                                                                    -           $2,153         $2,065


*    Barclays Global Investors       MasterWorks S & P 500 Stock Fund              $4,183                -              -
                                                                                        -           $4,130         $2,762


*    Merrill Lynch & Co.             Fixed Income Fund                             $7,452                -              -
                                                                                        -           $8,535         $8,535


*    Merrill Lynch & Co.             Homestake Mining Company Stock Fund          $10,836                -              -
                                                                                        -           $8,047         $9,309


Table continued:

                                                                                (g) Value of       (h) Net        (i) Number
                                     (c) Description of Assets                    Asset on          Gain           of
     (b) Identity of                 (Include Interest Rate and                 Transaction          or            Sales/
(a)  Party Involved                  Maturity in Case of a Loan)                      Date         (Loss)          Purchases

*    Barclays Global Investors       Asset Allocation Fund                          $1,944              -               113
                                                                                    $2,657           $980                83


*    Barclays Global Investors       Money Market Fund                              $4,255              -                80
                                                                                    $4,701              -               122


     Neuberger & Berman              Neuberger & Berman Guardian Trust              $1,240              -               103
     Management Inc.                                                                $2,153            $88                65


*    Barclays Global Investors       MasterWorks S & P 500 Stock Fund               $4,183              -               134
                                                                                    $4,130         $1,368                89


*    Merrill Lynch & Co.             Fixed Income Fund                              $7,452              -               111
                                                                                    $8,535              -               107


*    Merrill Lynch & Co.             Homestake Mining Company Stock Fund           $10,836              -               123
                                                                                    $8,047        ($1,262)              108
*  Represents parties-in-interest Plan